Exhibit 99.1

Descartes Acquires Global Freight Exchange

Descartes and GF-X Combine to Add Electronic Booking to the Global Logistics Network and Create an End-to-End Air Cargo Shipment Management Service

WATERLOO, Ontario—August 17, 2007—Descartes Systems Group, a global on-demand software-as-a-service (SaaS) logistics solutions provider, has acquired Global Freight Exchange Limited (GF-X), a global leader for electronic freight booking in the air cargo industry. The acquisition of U.K-based GF-X adds electronic air freight booking capability to Descartes’ Global Logistics Network (GLN), creating a global network capable of managing the entire air cargo shipment lifecycle.

GF-X’s offering includes a comprehensive, on-line cargo reservation system where air carriers and freight forwarders can complete electronic air cargo bookings. Many of the world’s leading carriers and forwarders use GF-X’s products in major airfreight markets worldwide, including American Airlines, Air France, British Airways, Delta Air Lines, DHL, Kühne + Nagel, Lufthansa, and Panalpina. In support of Descartes’ acquisition of GF-X, several key air cargo carriers and freight forwarders have extended their customer commitments to use GF-X’s products and services.

The combination of GF-X with Descartes’ Global Logistics Network creates a powerful and comprehensive shipment management service for the air cargo industry. Customers can now electronically manage the entire air shipment lifecycle, including bookings; air waybills; house waybills; status messages; and customs filings. Descartes also has tools to help carriers and forwarders manage shipping rates from the initial booking all the way through to invoice presentation, bill of lading rating and audit. The combined service also helps customers comply with customs regulations and leading industry standards, such as the quality management structures of Cargo 2000 and e-freight. Together, GF-X and Descartes create a new, and truly end-to-end, shipment management service.

“We’ve previously focused on standardizing and automating back-end shipment management processes to help our customers improve their operational productivity and performance,” said Art Mesher, Descartes’ CEO. “Based on our successes to-date, our customers asked us to expand our focus to include the entire shipment management process. In combining with GF-X, we now have a customer-endorsed, comprehensive shipment management service that standardizes and automates the entire shipment management process and can improve efficiencies for the air freight community.”

“GF-X is our preferred online booking channel,” said Chris Bosworth, General Manager, Commercial Development, British Airways World Cargo.  ”As both an existing Descartes and GF-X customer, we’re confident that the combination will continue to be a key part of our commitment to automating the shipment management process for the air cargo industry.”

“A unique aspect of the Descartes/GF-X combination is that freight forwarders can have a single solution to manage the shipment process - from the first interaction with the air carrier as part of the booking, through to the auditing of the invoice,” said Robert Frei, Head Corporate Air Freight / Head Corporate Development, Panalpina Management Ltd., Basel. “In addition, forwarders can choose from a wide range of services, including logistics messaging and customs filing, to reduce the number of interfaces required with third-parties. This modular concept to service offerings allows a step-by-step expansion of the relationship with Descartes to help create a truly global logistics network.”

The purchase price for this acquisition included approximately USD 5.4 million in cash; approximately 0.5 million Descartes common shares that were issued to strategic airlines and freight forwarders, each of whom agreed to maintain their investment in Descartes for a minimum period ranging between 11 and 18 months; and up to an additional USD 5.2 million in cash if certain sales and other performance targets are met by GF-X over the next 4 years. In addition, Descartes anticipates that the final purchase price will include transaction and integration costs incurred in connection with the acquisition and an adjustment for net working capital.

About Global Freight Exchange

GF-X is a global leader in electronic bookings for the air cargo industry. GF-X’s product suite includes GF-X Exchange – a comprehensive multi-carrier on-line cargo reservation system; GF-X Host to Host – an innovative interface allowing forwarders to make bookings directly from their own systems, and GF-X Private Label – a customizable, own-branded electronic booking solution for airlines. More than one-third of the world’s carriers and forwarders use GF-X’s products in major airfreight markets worldwide. GF-X is based in London, U.K and currently employs approximately 40 people. For more information, visit www.gf-x.com.

About Descartes

Descartes (TSX: DSG) (NASDAQ: DSGX), a leading provider of software-as-a-service (SaaS) logistics solutions, is delivering results across the globe today for organizations that operate logistics-intensive businesses. Descartes’ logistics management solutions combine a multi-modal network, the Descartes Global Logistics Network, with component-based ‘nano’ sized applications to provide messaging services between logistics trading partners, “book-to-bill” services for contract carriers and private fleet management services for organizations of all sizes. These solutions and services help Descartes’ customers reduce administrative costs, billing cycles, fleet size, contract carrier costs, and mileage driven and improve pick up and delivery reliability. Our hosted, transactional and packaged solutions deliver repeatable, measurable results and fast time-to-value. Descartes customers include an estimated 1,600 ground carriers and more than 90 airlines, 30 ocean carriers, 900 freight forwarders and third-party providers of logistics services, and hundreds of manufacturers, retailers, distributors, private fleet owners and regulatory agencies. The company has over 300 employees and is based in Waterloo, Ontario, with operations in Atlanta, Pittsburgh, Ottawa, Washington DC, Derby, Stockholm, Shanghai, Singapore and Melbourne. For more information, visit www.descartes.com.

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For more information contact:

Investor Inquiries:

Anca Mihaila

1-519-746-6114 x2238

investor@descartes.com

Media Inquiries:

Nicole German

1-416-816-5251

ngerman@descartes.com

This release contains statements that are considered forward-looking information by applicable securities laws (“forward-looking statements”), including statements that relate to Descartes’ and GF-X’s product and service functionality and performance and potential benefits derived therefrom; Descartes’ ability to become a global leader in shipment management services; Descartes’ competitive position; the value that the Descartes / GFX combination brings to, and efficiency improvements that can be made for, customers and the air freight community in general; potential additional purchase price payable in connection with the acquisition; Descartes’ anticipation of incurring integration costs; Descartes’ goal for GF-X’s contribution to Descartes’ next fiscal year; and other matters that may constitute forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, performance or achievements of Descartes to differ materially from the anticipated results, performance or achievements implied by such forward-looking statements. Such factors include, but are not limited to, Descartes’ management’s understanding of GF-X’s business and affairs being accurate and complete; Descartes’ ability to integrate GF-X and Descartes’ business and offerings; Descartes’ successful execution of its and GF-X’s product and service development plans; Descartes estimate of integration costs being accurate and complete; departures of GF-X customers or other decreases in GF-X’s revenues after the combination with Descartes; competition from other air freight booking portals; and the factors discussed in the sections entitled, “Risk Factors” and “Certain Factors That May Affect Future Results” in documents filed with the Securities and Exchange Commission, the Ontario Securities Commission and other securities commissions across Canada. If any of such risks or factors actually occurs, they could materially adversely affect Descartes’ or GF-X’s business, financial condition and/or results of operations.